[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: April 30, 2013 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-68343

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

VLS Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Old Kings Highway South, Suite 120
(No. and Street)

Darien	CT	06820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Hoge — (203) 992-4301
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - if individual, state last, first, middle name)

60 Broad Street	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Richard Hoge, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to VLS Securities LLC for the period ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CAO and CCO
Title

Subscribed and sworn
to before me on February 22, 2013

Samantha Addonizio-Butts
Notary Public-Connecticut
Commission expires 02/28/2015

VLS Securities LLC

(a wholly owned subsidiary of VelocityShares LLC)
Statement of Financial Condition and Report
of Independent Registered Public Accounting Firm
December 31, 2012

VLS SECURITIES LLC
(a wholly owned subsidiary of VelocityShares LLC)
Index
December 31, 2012

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
VLS Securities LLC

We have audited the accompanying statement of financial condition of VLS Securities LLC (the "Company") as of December 31, 2012 and the related notes to the financial statement.

Management's responsibility for the financial statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of VLS Securities LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 28, 2013

VLS SECURITIES LLC
(a wholly owned subsidiary of VelocityShares LLC)
Statement of Financial Condition
December 31, 2012

Assets		
Cash	$	774,312
Account receivable		324,748
Due from affiliates		271,885
Other		21,232
Total assets	$	1,392,177
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	69,647
Member's equity		1,322,530
Total liabilities and member's equity	$	1,392,177

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

VLS Securities LLC (the "Company"), a wholly owned subsidiary of VelocityShares LLC (the "Parent"), is a limited liability company and was formed under the laws of the State of Delaware. The Company is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and is also a member of the Financial Industry Regulatory Authority.

The Company acts primarily as a broker or dealer in the marketing and distribution of Exchange Traded Notes ("ETNs").

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash
All cash deposits are held by a single financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2008.

Share-based Compensation
The Parent accounts for share-based compensation in accordance with ASC Topic 718 (Compensation-Stock Compensation) for accounting and reporting of share-based payments. Compensation expense related to stock options granted to employees by its Parent is allocated pursuant to the Company's expense sharing agreement with its Parent (discussed in Note 3). Share based compensation is amortized over the vesting period.

3. Transactions with Related Parties

The Company subleases its office space from, and maintains an administrative services agreement (the "Agreement") with, its Parent. Pursuant to the Agreement, the Parent provides administrative services, salaries, equipment and software and office supplies and telephone services. The Company incurred expenses with the Parent, during the year ended December 31, 2012.

On October 24, 2012, the Company entered into an Unsecured Promissory Note agreement (the "Note") with its Parent in the amount of $175,000. The Note matures on October 4, 2013 and earns interest at 4% (per annum). At December 31, 2012, principal and interest on the Note of approximately $176,300 is included in due from affiliates on the Statement of Financial Condition. In addition, the Company has a receivable from its parent of approximately $95,000.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by the rule, which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3 of aggregate indebtedness, as defined. At December 31, 2012, the Company had net capital of $704,665 which exceeded the required net capital of $5,000 by $699,665. The ratio of aggregate indebtedness to net capital was .10 to 1.

5. Concentrations

All of the Company's total services revenue is derived from a single issuer of ETNs. All of the accounts receivable are from the same party, which is an affiliate of the Company.

6. Share Based Compensation

The Company participates in a share based compensation plan administered by its Parent and has been in effect since 2010. The Company's share based compensation expense was allocated from its Parent in accordance with the Agreement (discussed in Note 3).

7. Commitments

As discussed in Note 3, the Company subleases its office space from its Parent pursuant to a sublease agreement, which expires on January 31, 2017. The following is a schedule by years of the future minimum annual occupancy cost payments required under the sublease:

2013	$	73,411
2014		75,824
2015		78,238
2016		80,651
2017		6,738

8. Contingencies

The Company is periodically involved in legal matters, including regulatory proceedings and litigation that arise in the normal course of business. The Company received a Subpoena from the SEC requesting information regarding its business activities, among other things. The Company is also currently a respondent to arbitrations, along with other parties. These actions are in the early stages of the proceedings and in the opinion of management it is too early to determine the impact, if any, on the financial position of the Company. The Company does not believe any such matters in which it is currently involved will have a material adverse effect on its financial position, its results of operations, or its cash flows.

9. Subsequent Events

The Company has evaluated events and transactions that may have occurred since December 31, 2012 through the date the financial statements were available for issuance and has determined there were no subsequent events during the period which impacted the financial statements.